

November 20, 2012

Via E-mail
Mr. James P. Brannen
Chief Executive Officer, Chief Financial Officer
  and Chief Administrative Officer
FBL Financial Group, Inc.
5400 University Avenue,
West Des Moines, Iowa   50266-5997

> **Re:**   **FBL Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 1, 2012**
> **File No. 001-11917**

Dear Mr. Brannen:

We have reviewed your filing and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Note 3 Investments Operations
Fixed Security and Equity Securities, page 8

1. Regarding your other asset backed fixed maturity securities which have sustained unrealized losses in excess of 20% for your Government and prime, Alt-A and Sub-prime securities, please tell us why you have not recorded other-than-temporary impairments. In your response, also address the following:
    * The geographic concentrations or primary geographic locations of the asset-backed securities by collateral type;
    * The average borrower credit quality by collateral type;

- The key cash flow assumptions by collateral type, including projected payments of principal and interest, estimated prepayment rates, default rates, loss severity rates and the discount rates used to determine the present value of the estimated cash flows and how these estimates differ from the cash flow assumptions when the securities were purchased and their historical performance;
- The current value of the collateral for these securities in relation to the historical value of the collateral and the value when you acquired the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant